INVEST IN **SQUAREX, LLC**

Preventing oral herpes with a topical application to the arm



Highlights

1. Makes the only drug shown to reduce cold sore frequency and severity - competitors are "treatment only" & cannot prevent
2. Successfully completed Phase 2 clinical trials with clear path to commercialization
3. A single topical dose to the arm prevents outbreaks for over 4 months
4. Clinical trials conducted at Harvard and Stanford
5. Raised $5.75M in initial seed round
6. Global Oral Herpes Market projected $1.29B by 2028

6. Global Oral Herpes Market projected $1.29B by 2028

7. Cofounded by former Executive Director of the American Board of Dermatology

Our Team



Hugh McTavish

Ph.D. biochemist and patent attorney, and inventor of the company's drug. I have also founded a company with a targeted cancer drug and a nonprofit.

> I invented this treatment to cure my own frequent cold sores. At the time I was having almost constant cold sores, and I had had frequent colds sores my whole life. After trying this on myself, I have fewer than 1 cold sore episode per year now. We want to help other people find relief from this painful, annoying, and embarrassing condition.



Thomas D. Horn

Thomas D. Horn, M.D., co-founder, co-inventor of company's technology, & an advisor to Squarex - A dermatologist, is on the dermatopathology Faculty at Harvard Medical School, & former Executive Director of the American Board of Dermatology.



Kathleen Littrell

Kathleen Littrell, M.S., is Squarex's Vice President for Business Development and Clinical Development. She is a scientist and manages the Company's clinical trials. She has over 10 years of working experience in all aspects of clinical trials.



Arkadiusz Dudek

Arkadiusz Dudek, M.D., physician at Regions Hospital, Saint Paul, MN, professor at University of Minnesota Medical School, prior faculty at University of Illinois Chicago medical school, extensive clinical trial design, & on Board of IGF Oncology.



Gary Hildebrand

Gary Hildebrand, J.D., Board Member, is a licensed attorney, army veteran, and past president of two industrial technology companies, and consultant to several companies.



Joseph Cunningham

Economist & investment banker, has raised over $5 billion, run global public & private companies, led complex negotiations & deal structures -pharma experience includes Healthcare Management (clinical trail data company), AXM Pharma & Gamma Pharma.

Problem

>50% of persons suffer from HSV-1 infection

15% of adults have 1 or more cold sore outbreaks annually

2.1% of adults have 6+ outbreaks annually


STAGE 1
STAGE 2
STAGE 3
If you feel an unexplained tingling around your mouth, you may have a cold sore coming on. Treating a cold sore during this stage may reduce its severity and duration.
A day or two later, one or more fluid-filled blisters will appear on your skin's surface. The skin around and under the blisters will be red.
Within a few days of appearing, the cold sore will break open. Open sores will be red and shallow.

In today's oral herpes market, over 15% of the world population suffers from annual cold sore outbreaks with no means of prevention. Available treatments must be administered within hours of the first sign of a tingle, well before an open sore or redness develops, which is not feasible in many or most cases, and even then they only act to shorten the length of outbreaks once they occur, and only shorten the length by about 20% at most.

Solution

SQUAREX: Prevention of Oral Herpes

Squarex, developers of SQX770, a first-in-class immunomodulator that prevents

Oral Herpes outbreaks for over 4 months with just a single topical application to the arm, offers relief to those suffering from cold sores.

Product

SQUAREX Technology

SQX770 is a topical immuno-sensitizer that prevents HSV-1 outbreaks though it's active ingredient, Squaric Acid Dibutyl Ester (SADBE), which has been proven effective in preventing cold sores in two randomized double-blind placebo controlled clinical trials.



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SQX770 is easy to administer during or between outbreaks, requiring only a single dose to the arm to PREVENT outbreaks for 4 months or even longer. This means that annual prevention is sustained through just 4 quarterly applications.

Squarex intellectual property covers topical SQX770 in the US until at least 2036, and is patent pending in Europe, China, Canada, Japan, India, & Australia.

Traction

SQX770 - Effective in All 3 Clinical Trials

PHASE 1

44 persons, all reported 6+ outbreaks in prior year, treated on day 1 with Squaric Acid Dibutyl Ester (SADBE) or placebo.

- TRIPLED time to next cold sore outbreak versus placebo.
- No serious adverse events (mild reversible redness at sensitization site)

PHASE 2 Mechanism of Action

Part 1.

36 persons, all anti-HSV1+ with

- Good immune control (0-2 outbreaks per year)
- Bad immune control (6+ outbreaks per year).

Blood tests of immune function on day 1

Result: Those with fewer outbreaks, better immune control had:

- Higher T-cell, type 1 immune response
- Lower antibody, type 2 immune response

Part 2. Effect of SQX770

Patients with 6+ outbreaks per year were dosed once with SADBE on day 1. Immune tests repeated 8 weeks later.

Result: **SQX770 Improves the Immune Systems Response to HSV-1 Eight Weeks After Just ONE Dose**

- Increased immune cell proliferation to HSV-1 virus
- Improved immune gene expression against HSV-1 virus
- Restored immune levels even beyond that seen in persons with infrequent or zero outbreaks
- Shifted immune response from type 2, antibody, response, to more effective type 1, T cell, response.

PHASE 2

139 patients with 4+ outbreaks per year, treated with Squaric Acid Dibutyl Ester (SADBE) replicated earlier Phase 1 outcome:

- Reduced frequency of cold sore outbreaks
- Reduced severity of cold sore outbreaks
- Maximal effectiveness after initial immune training period, similar to a vaccine
- Safe & effective up to 4 months

Market

A $1.29B Market by 2028

According to the report published by Data Bridge Market Research, in 2021 the global market for treating oral herpes is valued at $274M USD, and it is estimated that by the end of 2028 it will reach a valuation of $1.29B USD. The increase in market valuation will be driven by the increment of the number of new cases over time.

SQUAREX plans to progress forward to FDA Approval through two simultaneous 12-month Phase 3 trials, with 1,800 patients, in the process of bringing SQX770 to market as the ONLY drug we believe to prevent HSV-1 outbreaks.


Global Cold Sore Market is Expected to Account for USD 1,290.86 Million by 2028
2021
2022
2023
2024
2025
2026
2027
2028
North America
Europe
Asia Pacific
South America
Middle East and Africa
Global Cold Sore Market, By Regions, 2021 to 2028
2021
2028
DATA BRIDGE MARKET RESEARCH
DATA BRIDGE

Sales Revenue & Market Plans

Sales Revenue Forecast

The table below represents valuation scenarios based on multiples of enterprise value to revenues. We believe these estimates represent fairly both the growth potential and inherent risks in the Squarex business model. **These projections are forward-looking and cannot be guaranteed.**

	Min	25%	Median	75%	Max
Y1	$ 246,500,000	$ 277,300,000	$ 308,100,000	$ 338,900,000	$ 369,700,000
Y2	$ 427,400,000	$ 480,800,000	$ 534,300,000	$ 587,700,000	$ 641,100,000
Y3	$ 580,200,000	$ 652,700,000	$ 725,300,000	$ 797,800,000	$ 870,300,000
Y4	$ 774,200,000	$ 870,900,000	$ 967,700,000	$1,064,500,000	$1,161,200,000
Y5	$ 850,300,000	$ 956,600,000	$1,062,900,000	$1,169,100,000	$1,275,400,000
Y6	$ 862,200,000	$ 969,900,000	$1,077,700,000	$1,185,500,000	$1,293,200,000

Disclaimer: These projections cannot be guaranteed

Company expects to complete a US FDA Phase 3 clinical Trial and to begin commercializing its product by 2025.

Based on standard industry practices, it is important for investors to focus on year 2025 revenues and beyond. For example, should we meet our revenue expectations in 2026, transacting at a conservative revenue multiple of only 2.25X would represent a 400% gain to existing shareholders. These projections cannot be guaranteed.

Market Plans

SQX770 planned market entry opportunities leverage sales force partnerships to access physicians & D2C, including television & online marketing – comparable to other pharmaceuticals. Additionally, Squarex may partner with major pharmaceutical entities for market penetration and growth.

Potential Exit Opportunities

These potential exit opportunities are included to illustrate possible scenarios; none of these possibilities can be guaranteed.

M & A

Big Pharma continually seeks out new products through the use of Brokers, consultants, and industry insiders. Squarex would be an attractive acquisition or licensing opportunity for large pharmaceutical companies, both pre-and post-approval and revenue of the Squarex lead drug.

Partnering

Squarex may partner with an established pharmaceutical company, particularly one with a sales and marketing team that fits the Squarex product market, to market the Squarex product more efficiently.

Initial Public Offering (IPO)

Public markets are open and looking for new promising companies, providing greater liquidity and valuation. Squarex will consider an IPO within the next two to three years, which would give the current investors liquidity.

Competition

The ONLY Way to Prevent Oral Herpes

Available remedies for Oral Herpes from Abreva & Valtrex are for "treatment only," must be taken within hours of feeling the first signs of a tingle, well before an open sore or redness develops, and only act to shorten the length of outbreaks once they occur. This includes drugs currently in clinical trials, other than SQX770. Because no other drug currently available, or in clinical trials, prevents cold sores, SQX770 is positioned to disrupt & dominate the HSV medication market.

Vision

Long Term Solution for Millions of People Suffering from Oral Herpes

With your investment, SQUAREX will make a sustainable impact on the millions of people suffering from Oral Herpes through our further development and market launch of SQX770. And we won't stop there, as our technology has the further potential to similarly address Genital Herpes and other viruses.

Timeline & Use of Funds (raising $1.07M on Wefunder)

$5M Capital Raise, 18 MONTHS:

- Phase 2 Bridging Study
- Drug manufacture and stability testing.
- Further animal safety testing.

$20-40M Capital Raise, 13 - 36 MONTHS:

- Phase 3 Clinical Trials
- New Drug Application

INVESTING IN PREVENTION OF ORAL HERPES

EARLY STAGE STARTUP OPPORTUNITY. When you invest in Squarex you are buying stock in an Early Stage startup — like investing in Gilead Sciences when it was just the founders, and where the company now garners annual revenues of approximately $24B. Such successful companies are often measured in tens or hundreds of billions of dollars— you are buying into Squarex at an early stage valuation. There are always risks in investing (see below) so investing in strong teams, with strong products, and successful backgrounds such as Squarex embodies helps limit risk while seeking high returns.

OPEN TO ALL INVESTORS. Prior to the JOBS ACT, investing in early-stage startups was not an option for non-accredited investors, and now everyone has the opportunity to participate in the startup economy. With approximately $6 million invested in its lead drug SQX770 and in enterprise development, and as creator of the only drug shown to prevent cold sore outbreaks, and the only drug that reduces both the frequency and severity of cold sore outbreaks.

FOUNDERS



Hugh McTavish

Founder & CEO, Ph.D. biochemist and patent attorney, and inventor of the company's drug. Hugh has additionally founded a company with a targeted cancer drug as well as a nonprofit.

"I invented this treatment to cure my own frequent cold sores. At the time I was having almost constant cold sores, and I had had frequent colds sores my whole life. After trying this on myself, I have fewer than 1 cold sore episode per year now. We want to help other people with this painful, annoying, and embarrassing condition."





Thomas D. Horn

Thomas D. Horn, M.D., is the co-founder of the company, co-inventor of the company's technology, and an advisor to Squarex. He is a dermatologist, is on the dermatopathology Faculty at Harvard Medical School, and is former Executive Director of the American Board of Dermatology.

Management Team



Kathleen Littrell

Kathleen Littrell, M.S., is Squarex's Vice President for Business Development and Clinical Development. She is a scientist and manages the Company's clinical trials. She has over 10 years of working experience in all aspects of clinical trials.



Arkadiusz Dudek

Arkadiusz Dudek, M.D., Chief Medical Officer and Board Member of Squarex, is a practicing physician at Regions Hospital, Saint Paul, MN, and a professor at the University of Minnesota Medical School. He has previously been on the faculty at the University of Illinois Chicago medical school. He has extensive experience in clinical trial design & is also on the Board of IGF Oncology and other small pharmaceutical companies.



Gary Hildebrand

Gary Hildebrand, J.D., Board Member, is a licensed attorney, army veteran, and past president of two industrial technology companies, and consultant to several companies.



Joe Cunningham

Joe Cunningham, CFO, has a multi-faceted background and an institutional toolbox to help realize Squarex's ambitions. As an economist and former investment banker, he has raised over $5 billion. He has run public and private companies globally, led complex negotiations, handled complicated deal structures, managed investors relations, structured and executed numerous

deals, run legal and compliance, developed and implemented strategy; and, as a CFO, he has run the day-to-day functions of diverse and often global finance departments. Joe's experience in pharmaceuticals includes Healthcare Management Asia, Systems for Health Management (a clinical trail data management company), AXM Pharma and Gamma Pharmaceuticals. Previously, as an investment banker he worked for BNP Paribas in Singapore and ANZ Investment Bank in Singapore and London and as an economist for Polyconomics in New York. Joe Graduated from Northeastern University (Boston) with a BS in Economics and has an MBA from the Thunderbird School of Global Management.